UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.

Independent Auditors’
Special Review Report of the
Quarterly Financial Information
as of September 30, 2009

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 09/30/2009

INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT
(Convenience Translation into English of original previously issued in Portuguese)

To the Shareholders, Board Members and Directors of
Contax Participações S.A.
Rio de Janeiro – RJ

1. We have reviewed the accounting information included in the accompanying Quarterly Financial Information, individual and consolidated, of Contax Participações S.A. (“Company”) and its subsidiaries, for the quarter ended September 30, 2009, consisting of the balance sheets, the related statements of operations, changes in shareholders’ equity, of cash flows, the comments on performance and the related explanatory notes, prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the Quarterly Financial Information; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Financial Information referred to in paragraph 1 for them to be in conformity with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information.

4. As mentioned in Note 2 to the Quarterly Financial Information, due to the changes in the accounting practices adopted in Brazil, during 2008, the statements of income and of cash flows and their respective explanatory notes to the financial statements, referring to quarter ended September 30, 2008, presented for comparison purposes, were adjusted and are being restated, accordingly to NPC 12 – Accounting Practices, Changes in Estimates and Correction of Errors, approved by CVM Resolution No. 506/06. These statements of income and cash flows and their respective explanatory notes, referring to quarter ended September 30, 2008, adjusted and restated, were reviewed by other independent auditors who issued their unqualified special review report, dated October 27, 2008 and emphasis paragraphs, dated October 26, 2009, related to the procedures applied to the adjusted and restated information.

Rio de Janeiro, October 26, 2009

(Portuguese Original signed by):

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Independent Auditors	Accountant
CRC 2SP 011.609/O-8 “F” RJ	CRC SP 100.597/O-2 “S” RJ

(A free translation of the original in Portuguese)
REPORT ON THE SPECIAL REVIEW

To the Management and Shareholders
Contax Participações S.A.

1 We have conducted a special review of the quarterly financial information (ITR) of Contax Participações S.A. (parent company and consolidated), related to the quarter ended September 30, 2008, comprising the balance sheet, the statement of income, the notes to the financial statements and the performance report, prepared under the responsibility of its Management. Our responsibility is to issue a report, without stating an opinion, on these accounting statements. The review of the accounting information for the quarter ended September 30, 2008 of the subsidiary TNL Contax S.A., used for calculation purposes of the equity pick-up and consolidation was conducted under the responsibility of other independent auditors. Our report, concerning the amounts of this subsidiary, is exclusively based on the report of these other independent auditors.

2 Our review was carried out in accordance with the specific rules established by the Institute of Independent Auditors of Brazil - IBRACON, jointly with the Federal Accounting Board, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the Company, as to the main criteria adopted in the preparation of the quarterly financial information and (b) review of the information and subsequent events that have, or may have, material effects on the Company’s financial position and operations.

3 Based on our review and on the report issued by other independent auditors, as mentioned in paragraph 1, we are not aware of any material change that should be made to the aforementioned quarterly financial information, in order for it to be in accordance with the accounting practices adopted in Brazil and compatible with the rules issued by the Securities and Exchange Commission of Brazil - CVM, applicable to the preparation of the quarterly financial information.

4 Previously we issued a special review report on the quarterly information (ITRs) of September 30, 2008, dated October 27, 2008, prepared according to CVM’s specific instructions, which did not include the changes in the accounting practices provided for by Law 11,638/07. As outlined in the Note 2, as a result of changes in the accounting practices adopted in Brazil during 2008, the balance sheet of September 30, 2008, the statement of income, the notes to the financial statements and the performance report were adjusted and have been submitted again as provided for in the NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors approved by CVM Resolution 506/06.

5 In addition, the statement of cash flows (Parent company and consolidated) related to the quarter ended September 30, 2008, prepared in connection with 2009 ITRs, was submitted to the same review procedures outlined in the paragraph 2 and we are not aware of any material changes that should be made in order for it to be in accordance with the accounting practices adopted in Brazil and compatible with the rules issued by the Securities and Exchange Commission of Brazil - CVM, applicable to the preparation of the quarterly financial information.

Rio de Janeiro, October 27, 2008, except for paragraphs 4 and 5, dated October 26, 2009.

José Luiz de Souza Gurgel
Accountant-partner
Regional Accounting Board (CRC) RJ-087339/O-4

BDO Trevisan Auditores Independentes
Regional Accounting Board (CRC) 2SP013439/O-5 “S” RJ

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 09/30/2009

01.01 - IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80
4 – NIRE (Corporate Registry ID) 33.300.275410

01.02 – HEADQUARTERS

1 – ADDRESS Rua do Passeio n° 48 a 56 (parte)			2 – DISTRICT Centro
3 – ZIP CODE 20021-290	4 – CITY Rio de Janeiro			5 – STATE RJ
6 – AREA CODE 021	7 – TELEPHONE 3131-0000	8 – TELEPHONE 3131-0172	9 – TELEPHONE 3131-0168	10 – TELEX
11 – AREA CODE 021	12 – FAX 3131-0292	13 – FAX 3131-0293	14 – FAX 3131-0294
15 – E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME Michel Neves Sarkis				2 – ADDRESS Rua do Passeio, 56 – 16° andar
3 – DISTRICT Centro	4 – ZIP CODE 20021-290		3 – CITY Rio de Janeiro	6 – STATE RJ
7 – AREA CODE 21	8 – TELEPHONE 3131-0009	9 – TELEPHONE 3131-0168	10 – TELEPHONE 3131-0000	11 – TELEPHONE	12 – FAX 3131-0294
13 – E-MAIL msarkis@contax.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1– BEGINNING	2 – END	3 – QUARTER	4– BEGINNING	5 – END	6 – QUARTER	7– BEGINNING	8 – END
01/01/2009	12/31/2009	3	07/01/2009	09/30/2009	2	04/01/2009	06/30/2009
9 – INDEPENDENT AUDITOR Deloitte Touche Tohmatsu Auditores Independentes					10 – CVM CODE 00385-9
11 – TECHNICIAN IN CHARGE José Carlos Monteiro					12- TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 443.201.918-20

01.05 – CAPITAL STOCK

Number of Shares (thousand)	1 – Current quarter 09/30/2009	2 – Previous quarter 06/30/2009	3 – Same quarter previous year 09/30/2008
Paid-up capital
1 – Common	5,773	5,773	5,825
2 – Preferred	9,170	9,170	10,032
3 – Total	14,943	14,943	15,857
Treasury shares
4 – Common	166	166	218
5 – Preferred	-	-	862
6 – Total	166	166	1,080

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other types of company	2 – STATUS Operational	3 – NATURE OF OWNERSHIP Domestic Holding Company	4 – ACTIVITY CODE 3990 – Management and Venture Capital Company - Without Main Sector
5 – MAIN ACTIVITY Venture Capital and Management	6 – CONSOLIDATION TYPE Total		7 – TYPE OF AUDITORS’ REPORT Unqualified opinion

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ (Corporate Taxpayer’s ID)	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01 02	AGM AGM	04/07/2009 04/07/2009	DIVIDEND DIVIDEND	04/27/2009 04/27/2009	Common Preferred	R$ 3.366008 R$ 3.417003

01.09 –SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 –CAPITAL STOCK (in thousands of reais)	4 – AMOUNT OF CHANGE (in thousands of reais)	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE WHEN ISSUED (reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE Rio de Janeiro, October 27, 2009.	2 – SIGNATURE

02.01 – BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
1	Total Assets	388,848	347,591
1.01	Current Assets	74,411	73,441
1.01.01	Cash and Cash Equivalents	73,726	73,144
1.01.02	Credits	-	-
1.01.02.01	Clients	-	-
1.01.02.02	Sundry Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Other	685	297
1.01.04.01	Deferred and Recoverable Taxes	641	209
1.01.04.02	Credits Receivable - Subsidiary	-	-
1.01.04.03	Dividends Receivable - Subsidiary	-	-
1.01.04.04	Prepaid Expenses	44	88
1.02	Non-current Assets	314,437	274,150
1.02.01	Long-Term Assets	6,067	6,192
1.02.01.01	Sundry Credits	-	-
1.02.01.02	Credits with Related Parties	-	-
1.02.01.02.01	Direct and Indirect Associated Companies	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	6,067	6,192
1.02.01.03.01	Deferred and Recoverable Taxes	6,067	6,192
1.02.02	Permanent Assets	308,370	267,958
1.02.02.01	Investments	308,370	267,958
1.02.02.01.01	In Direct/Indirect Associated Companies	-	-
1.02.02.01.02	In Subsidiaries	308,370	267,958
1.02.02.01.03	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	-	-
1.02.02.03	Intangible Assets	-	-
1.02.02.04	Deferred Charges	-	-

02.02 – BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
2	Total Liabilities	388,848	347,591
2.01	Current Liabilities	2,430	2,333
2.01.01	Loans and Financings	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	56	59
2.01.04	Taxes, Fees and Contributions	99	9
2.01.05	Dividends Payable	2,193	2,199
2.01.06	Provisions	-	-
2.01.07	Debts with Related Parties	-	-
2.01.08	Other	82	66
2.01.08.01	Payroll, Charges and Employee Benefits	82	66
2.01.08.02	Other Liabilities	-	-
2.02	Non-current Liabilities	16,344	16,360
2.02.01	Long-term Liabilities	16,344	16,360
2.02.01.01	Loans and Financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	-	-
2.02.01.04	Debts with Related Parties	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Other	16,344	16,360
2.02.01.06.01	Onlending to Shareholders	16,344	16,360
2.02.01.06.02	Other Liabilities	-	-
2.03	Deferred Income	-	-
2.05	Shareholders' Equity	370,074	328,898
2.05.01	Paid-up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	19,374	10,402
2.05.02.01	Capital Reserves	9,312	9,312
2.05.02.02	Equity Instruments due to Share-Based Payments	10,062	1,090
2.05.03	Revaluation Reserve	-	-
2.05.04	Profit Reserves	60,627	60,627
2.05.04.01	Legal	15,465	15,465
2.05.04.02	Statutory	45,162	45,162
2.05.04.02.01	Statutory	55,535	55,535
2.05.02.02.02	Treasury Shares	(10,373)	(10,373)
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Profit	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Assets Valuation Adjustment	-	-
2.05.06	Retained Earnings (Accumulated Losses)	66,200	33,996
2.05.07	Advance for Future Capital Increase	-	-

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009	5 - From 07/01/2008 to 09/30/2008	01/01/2008 to 09/30/2008
3.01	Gross Revenue From Sales and/or Services	-	-	-	-
3.02	Deductions from Gross Revenue	-	-	-	-
3.03	Net Revenue From Sales and/or Services	-	-	-	-
3.04	Cost of Goods and/or Services Sold	-	-	-	-
3.05	Gross Income	-	-	-	-
3.06	Operating Expenses/Revenues	32,461	77,420	24,671	64,497
3.06.01	Selling	-	-	-	-
3.06.02	General and Administrative	(9,658)	(12,033)	(762)	(2,162)
3.06.03	Financial	1,714	3,029	(303)	12
3.06.03.01	Financial Income	1,723	4,378	259	636
3.06.03.02	Financial Expenses	(9)	(1,349)	(562)	(624)
3.06.04	Other Operating Revenues	-	-	-	-
3.06.05	Other Operating Expenses	(7)	(61)	(3)	(87)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	40,412	86,485	25,739	66,734
3.07	Operating Income	32,461	77,420	24,671	64,497
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	32,461	77,420	24,671	64,497
3.10	Provision for Income Tax and Social Contribution	(90)	(90)	(19)	(19)
3.11	Deferred Income Tax	(167)	(46)	325	675
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Own Capital	-	-	-	-
3.15	Income for the Period	32,204	77,284	24,977	65,153
	Number of Shares, Ex-Treasury (Thousand)	14,777	14,777	14,777	14,777
	Earnings per Share	2.17933	5.23002	1.69026	4.40908

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009	5 - From 07/01/2008 to 09/30/2008	01/01/2008 to 09/30/2008
4.01	Net Cash from Operating Activities	588	(461)	16,621	16,236
4.01.01	Cash Generated in the Operations	931	1,663	(933)	(1,913)
4.01.01.01	Net Income	32,204	77,284	24,977	65,153
4.01.01.02	Equity Income	(40,412)	(86,485)	(25,739)	(66,734)
4.01.01.03	Accrued Interest Expenses	-	1,090	64	72
4.01.01.04	Equity Instruments due to Share-Based Payments	8,972	9,728	90	271
4.01.01.05	Deferred Income Tax/Social Contribution	167	46	(325)	(675)
4.01.02	Variations in Assets and Liabilities	(252)	(1,397)	17,750	17,680
4.01.02.01	(Increase) / Decrease in Deferred Taxes	(383)	(709)	383	430
4.01.02.02	(Increase)/Decrease in Prepaid Expenses	44	(43)	27	(28)
4.01.02.03	Increase/(Decrease) in Payroll and Charges	-	24	(12)	(10)
4.01.02.04	Increase/(Decrease) in Suppliers	(3)	27	38	(25)
4.01.02.05	Increase/(Decrease) in Taxes Payable	90	(198)	(338)	(338)
4.01.02.06	Increase/(Decrease) in Other Liabilities	0	(498)	17,652	17,651
4.01.03	Other	(91)	(727)	(196)	469
4.01.03.01	Financial Charges	(91)	(727)	(196)	469
4.02	Net Cash from Investment Activities	-	149,355	-	12,637
4.02.01	Credits Received from Subsidiary	-	-	-	-
4.02.02	Dividends Received	-	149,355		12,637
4.03	Net Cash from Financing Activities	(6)	(91,300)	(16,620)	(29,434)
4.03.01	Increase/ (Decrease) in Capital	-	-	-	-
4.03.02	Debentures	-	(40,978)	-	-
4.03.03	Loan with Related Parties - short-term	-	(975)	22,318	22,318
4.03.04	Distribution of Dividends	(6)	(49,347)	(3)	(12,817)
4.03.05	Share Buyback	-	-	(38,935)	(38,935)
4.03.06	Sale of Shares	-	-	-	-
4.04	Exchange Variation on Cash and Cash Equivalents	-	-	-	-
4.05	Increase(Decrease) in Cash and Cash Equivalents	582	57,594	1	(561)
4.05.01	Opening Balance of Cash and Cash Equivalents	73,144	16,132	315	876
4.05.02	Closing Balance of Cash and Cash Equivalents	73,726	73,726	316	315

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

01 - from 07/01/2009 to 09/30/2009

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - RETAINED EARNINGS / AC LOSSES	8 - ASSETS VALUATION ADJUSTMENT	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	223,873	10,402	-	60,627	33,996	-	328,898
5.02	Adjustments of Previous Years	-	-	-	-	-	-	-
5.03	Adjusted Balance	223,873	10,402	-	60,627	33,996	-	328,898
5.04	Profit/Loss for the Period	-	-	-	-	32,204	-	32,204
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-
5.06.01	Cancellation of Treasury Shares	-	-	-	-	-	-	-
5.07	Assets Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease in Capital Stock	-	-	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	8,972	-	-	-	-	8,972
5.09.01	Equity Instruments due to Share-Based Payments	-	8,972	-	-	-	-	8,972
5.09.02	Dividends Lapsed	-	-	-	-	-	-	-
5.10	Treasury Shares	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Closing Balance	223,873	19,374	-	60,627	66,200	-	370,074

01- from 01/01/2009 to 09/30/2009

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - RETAINED EARNINGS / AC LOSSES	8 - ASSETS VALUATION ADJUSTMENT	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	223,873	9,282	-	60,627	(11,084)	-	282,698
5.02	Adjustments of Previous Years	-	-	-	-	-	-	-
5.03	Adjusted Balance	223,873	9,282	-	60,627	(11,084)	-	282,698
5.04	Profit/Loss for the Period	-	-	-	-	77,284	-	77,284
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-
5.06.01	Cancellation of Treasury Shares	-	-	-	-	-	-	-
5.07	Assets Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease in Capital Stock	-	-	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	10,092	-	-	-	-	10,092
5.09.01	Equity Instruments due to Share-Based Payments	-	10,062	-	-	-	-	10,062
5.09.02	Dividends Lapsed	-	30	-	-	-	-	30
5.10	Treasury Shares	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Closing Balance	223,873	19,374	-	60,627	66,200	-	370,074

1 Operations

(a) Contax Participações S.A.

Contax Participações S.A. (the "Company"), established on July 31, 2000, is a publicly-held company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company has (i) as wholly-owned subsidiary, TNL Contax S.A., a contact center service provider, whose purpose is to provide tele-assistance services in general and (ii) as indirect subsidiary, TODO BPO e Soluções em Tecnologia S.A., an “information technology” company, whose purpose is to provide information technology services.

(b) TNL Contax S.A.

TNL Contax S.A. (“TNL Contax”) was established on December 11, 2002, after changing the corporate name of the extinguished TNext S.A. (“TNext”), a company established in August 1998. TNL Contax is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

(c) TODO BPO e Soluções em Tecnologia S.A.

TODO BPO e Soluções em Tecnologia S.A. (“TODO BPO”), established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the management of full or partial value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

2 Basis of Presentation and Summary of significant accounting practices

(a) Preparation Criteria of the Quarterly Financial Information

The Quarterly Financial Information was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise the provisions contained in the Brazilian Corporation Law (Law 6,404/76), amended by Law 11,638/07 and Provisional Measure 449/08, which was converted into Law 11,941 on May 28, 2009, the Technical Pronouncements, Guidelines and Interpretations issued by the Brazilian Committee of Accounting Pronouncements (CPC) and Rules and Resolutions issued by the Brazilian Securities Commission (CVM) and the Institute of Independent Auditors of Brazil – IBRACON.

In addition, no relevant changes were made in the accounting practices in relation to those presented in the Note 3 to the Company’s annual financial statements of February 17, 2009.

The preparation of the Quarterly Financial Information requires that the Management makes estimates and judgments concerned with the registration and disclosure of assets and liabilities, among them: (i) allowance for doubtful accounts, (ii) income tax provision, (iii) probable realization values of deferred income tax assets and liabilities; (iv) recoverable value and determination of the useful life of fixed and intangible assets, (v) provisions for contingencies and (vi) revenues and expenses. Actual results may differ from these Management’s estimates and judgments.

(b) Laws 11,638/07 and 11,941/09

On December 28, 2007, Law 11,638/07 was enacted, which modified and introduced new provisions to the Law 6,404/76. Said Law establishes several amendments to accounting and the preparation of financial statements, aiming at aligning them with the international financial reporting standards (IFRS), applicable to corporations and large-sized companies. The main amendments introduced by Law 11,638/07 took effect as of January 1, 2008.

On December 3, 2008, the Provisional Measure 449/08 (MP 449/08) was enacted and as an act of law established the Transition Tax Regime (RTT) when calculating taxable income referring to taxes adjustment deriving from the new accounting methods and criteria introduced by Law 11,638/07, besides introducing few amendments to the Law 6,404/76. The Provisional Measure 449/09 was converted into the Law 11,941 on May 28, 2009.

The financial statements related to the year ended December 31, 2008 were the first to include the full accounting changes introduced by these new laws. In compliance with NPC 12 – Accounting Practices, Changes in the Accounting Estimates and Correction of Errors, for comparison purposes of the Quarterly Financial Information then reported, the effects of this initial adoption of the new laws were reflected in the Quarterly Financial Information as of September 30, 2008.

The main amendments to the accounting practices promoted by Laws 11,638/07 and 11,941/09 applicable to the Company are outlined in the Note 2 to the Company’s annual financial statements dated February 17, 2009.

The chart below shows variations in results calculated in the quarter ended September 30, 2008, considering the amendments introduced by Laws 11,638/07 and 11,941/09 under the item “retained earnings/accumulated losses” in shareholders’ equity (previously calculated pursuant to the accounting practices enacted by Law 6,404/76):

		Income	Shareholders' equity

	Parent Company	Consolidated	Parent Company	Consolidated

Balance originally recorded	70,188	70,188	321,532	321,532
Property, Plant and Equipment - Leasing (CPC 06)	-	(18,700)	-	(67,545)
Financial Leasing (CPC 06)	-	13,936	-	51,902
Investment (i)	(4,764)	-	(15,643)	-
Stock option plan (CPC 10)	(271)	(271)	(475)	(475)

Balance as per Law 11,638/07	65,153	65,153	305,414	305,414

(i) Effects of adjustments deriving from CPC 06 on the parent company’s equity in the earnings of subsidiaries and associated companies.

(c) New accounting pronouncements issued in 2009

To continue the process of updating the Brazilian corporation law so that to enable the process of converging the accounting practices adopted in Brazil into the International Financial Reporting Standards (IFRS), during 2009, the Securities and Exchange Commission -CVM has issued several resolutions approving the Technical Pronouncements of the Brazilian Committee on Technical Pronouncements - CPC. The resolutions issued by CVM are as follows:

  CVM Resolution 575 of June 5, 2009, which approved the Technical Pronouncement CPC 16 – Inventories;
  CVM Resolution 576 of June 5, 2009, which approved the Technical Pronouncement CPC 17 – Construction Contracts;
  CVM Resolution 577 of June 5, 2009, which approved the Technical Pronouncement CPC 20 – Borrowing Costs;
  CVM Resolution 580 of July 31, 2009 which approved the Technical Pronouncement CPC 15 – Business Combination;
  CVM Resolution 581 of July 31, 2009, which approved the Technical Pronouncement CPC 21 – Interim Statement;
  CVM Resolution 582 of July 31, 2009 which approved the Technical Pronouncement CPC 22 – Information by Segment;
  CVM Resolution 583 of July 31, 2009 which approved the Technical Pronouncement CPC 27 – Fixed Assets;
  CVM Resolution 584 of July 31, 2009 which approved the Technical Pronouncement CPC 28 – Investment Property;
  CVM Resolution 592 of September 15, 2009 which approved the Technical Pronouncement CPC 23 – Accounting policies, changes in accounting estimates and correction of error;
  CVM Resolution 593 of September 15, 2009 which approved the Technical Pronouncement CPC 24 – Subsequent Events;

  CVM Resolution 594 of September 15, 2009 which approved the Technical Pronouncement CPC 25 – Provisions, Contingent Assets and Liabilities;
  CVM Resolution 595 of September 15, 2009 which approved the Technical Pronouncement CPC 26 – Presentation of the Financial Statements;
  CVM Resolution 596 of September 15, 2009 which approved the Technical Pronouncement CPC 29 – Biological Assets and Agricultural Products;
  CVM Resolution 597 of September 15, 2009 which approved the Technical Pronouncement CPC 30 – Revenues;
  CVM Resolution 598 of September 15, 2009 which approved the Technical Pronouncement CPC 31 – Non-current assets held for sale and discontinued operation;
  CVM Resolution 599 of September 15, 2009 which approved the Technical Pronouncement CPC 32 – income tax; and
  CVM Resolution 600 of October 7, 2009 which approved the Technical Pronouncement CPC 33 – employees benefits;

The aforementioned resolutions took effect as of their publication in the Federal Official Gazette and they apply to the years ended as of December 2010 and 2009 financial statements, which will be jointly released together with 2010 financial statements, for comparison purposes.

The Company’s Management is evaluating the potential effects that the said resolutions may cause on its financial statements for the following years.

3 Consolidation principles and practices

The consolidated financial information was prepared in accordance with CVM Rule 247/96. Thus, the balance sheet and statements of income consolidation process corresponds to the sum of respective assets, liabilities, revenues and expenses, added by the following eliminations between the Parent Company and its direct or indirect subsidiaries: (i) interest in the capital stock, reserves, retained earnings/accumulated losses and investments, (ii) checking account balances and other assets and/or liabilities, (iii) material transactions effects, (iv) minority interest and subsidiaries shareholders’ equity, which are highlighted.

The Company’s consolidated Quarterly Financial Information reflects its balances and its direct and indirect subsidiaries’ balance on the same reference date and according to the same accounting practices.

The Company’s financial statements comprise the financial information of the following direct and indirect subsidiaries:

		Interest - %

	Control	2009

TNL Contax	Direct	100
TODO BPO (i)	Indirect	80

(i) TODO BPO’s Extraordinary General Meeting held on October 29, 2008 approved the capital increase, upon issue of 8,000 common shares, in the amount of R$10,000, of which R$8 were allocated to compose the capital stock and R$9,992 were allocated to the capital reserve, fully subscribed by TNL Contax. R$4 million were paid up out of this amount of which R$3 million were paid in December 2008 and R$1 million in July 2009.

4 Cost of Services Rendered and Operating Expenses - by nature (consolidated)

			9/30/2009

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	980,815	64,672	1,045,487
Third-party services (ii)	178,339	32,737	211,076
Depreciation (iii)	72,712	12,475	85,187
Rental and insurance (iv)	69,854	4,752	74,606
Marketing, sponsorship, donations	105	8,687	8,792
Other inputs	10,035	419	10,454

	1,311,860	123,742	1,435,602

			9/30/2008

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	796,101	39,595	835,696
Third-party services (ii)	147,305	19,962	167,267
Depreciation (iii)	65,294	8,972	74,266
Rental and insurance (iv)	50,222	1,274	51,496
Marketing, sponsorship, donations	98	12,802	12,900
Other inputs	8,545	305	8,850

	1,067,565	82,910	1,150,475

(i) Costs with personnel have increased due to the growth of the business volume and to salary increases provided for in collective bargaining agreements.

(ii) The third-party services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance, facilities and data processing, while the third-party services considered as selling, general and administrative expenses refer to expenses with consulting services, traveling, and legal advice, among others.

(iii) Assets acquired through financial leasing agreements were classified as fixed assets pursuant to CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 (Leasing Operations) and have been depreciated on a straight-line basis based on the asset’s expected useful life. (Note 10).

(iv) Basically, these represent expenses with property rental and contact center operating infrastructure.

5 Other Operating Expenses, Net

	Parent Company			Consolidated

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Other Operating Revenues
Reversals of contingencies (Note 16)	-	-	8,108	4,587
Fines on overdue accounts	-	-	40	537
Recovered expenses	-	-	169	32
Revenues from fixed assets sale			21	122

	-	-	8,338	5,278

Other Operating Expenses
Provision for contingencies (Note 16)	-	-	(11,621)	(13,798)
IPTU (Municipal Real Estate Tax)	-	-	(2,466)	(1,786)
Cost of written-off fixed assets	-	-	(1,126)	(236)
Other	(61)	(87)	(2,081)	(2,945)

	(61)	(87)	(17,294)	(18,765)

	(61)	(87)	(8,956)	(13,487)

6 Financial income (expenses), net

	Parent Company			Consolidated

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Financial income
Return on financial investments (i)	3,447	254	16,657	20,786
Other financial revenues	931	382	1,807	1,448

	4,378	636	18,464	22,234

Financial Expenses
Interest and monetary restatement of contingencies	-	-	(5,118)	(4,271)
Interest on BNDES financing (Note 12)	-	-	(13,043)	(10,350)
Interest on leasing	-	-	(7,381)	(5,200)
Letter of guarantee commission (ii)	-	-	(1,095)	(1,414)
Interest on loans with subsidiaries	(25)	(72)	-	-
Interest on debentures (Note 14)	(1,065)	-	-	-
Other financial expenses (iii)	(259)	(552)	(3,848)	(2,470)

	(1,349)	(624)	(30,485)	(23,705)

	3,029	12	(12,021)	(1,471)

(i) The income return on parent company’s investments was up due to dividends received from the subsidiary TNL Contax in April 2009.

(ii) Cost mainly related to letters of guarantee from first-tier financial institutions according to the Management’s opinion, given as collateral of BNDES loans (Note 12).

(iii) Basically refer to financial discounts granted to customers and taxes on foreign operations.

7 Tax credits and Income Tax and Social Contribution expenses (a) Tax credits

	Parent Company				Consolidated

	09/30/09		06/30/09		09/302009		06/30/09

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

Deferred Taxes
Income tax on temporary additions (i)	-	-	-	-	3,938	13,573	2,902	13,864
Social contribution on temporary additions (i)	-	-	-	-	1,418	4,886	1,045	4,992
Income tax on tax losses	-	666	-	789	-	666	-	789
Social contribution on negative basis	-	240	-	284	-	241	-	284

	-	906	-	1,073	5,356	19,366	3,947	19,929

Recoverable Taxes
Recoverable income tax (Note 15)	47	-	-	-	25,093	-	11,241	-
Recoverable social contribution (Note 15)	23	-	-	-	9,525	-	4,150	-
Withholding income tax (ii)	571	5,161	209	5,119	1,966	5,161	1,280	5,119
Withholding PIS/COFINS/CSLL	-	-	-	-	710	-	676	-
Recoverable INSS	-	-	-	-	389	-	2,938	-
Recoverable ISS (iii)	-	-	-	-	-	3,170	-	2,854

	641	5,161	209	5,119	37,683	8,331	20,285	7,973

	641	6,067	209	6,192	43,039	27,697	24,232	27,902

(i) Income tax and social contribution deferred tax credits result from tax losses, negative base of social contribution and temporary differences related (i) to undeductible provisions until these are effectively realized and (ii) provisions, positive and negative, except for provision for contingent liability of Oi Fixa (Note 16 (b) (iv)).

Economic feasibility studies prepared in December 2008, and approved by the Company’s Management bodies, point to tax credits full realization until 2011, as announced by CVM Rule 371/02 and broken down as follows:

Up to December 31:	Consolidated

2009	5,356
2010	9,683
2011	9,683

24,722

(ii) Withholding income tax on financial investments redemptions, due to the share buyback program, classified as non-current asset, since short-term recovery is not expected.

(iii) Recoverable ISS is classified as non-current asset by virtue of the repayment terms with Municipal bodies.

(b) Income tax and social contribution reflected in results are originated from:

	Parent Company			Consolidated

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Net income before income tax
and social contribution	77,420	64,497	119,641	105,044

Income tax and social
contribution at nominal rate (34%)	(26,323)	(21,929)	(40,678)	(35,715)
Adjustments for determining the effective rate
Permanent exclusion from equity
income	29,405	22,690	-	-
Tax effects on permanent (additions) (i)	(3,308)	-	(4,866)	(2,929)
Other	90	(105)	2,600	(1,247)

Income tax and social contribution
benefits (expenses)	(136)	656	(42,944)	(39,891)

Effective income tax and social
contribution rate	0.18%	-1.02%	35.89%	37.97%

(i) This refers basically to expenses with fines, donations, free gifts and sponsorships deemed undeductible, among others. In the parent company, permanent addition refers to the stock option plan (Note 17(f)).

Benefits and expenses related to income tax and social contribution in the income for the period are broken down as follows:

	Parent Company			Consolidated

	9/30/2009	9/30/2008	9/30/2009	9/30/2008

Current
Income tax	(62)	(14)	(29,432)	(23,570)
Social contribution	(28)	(5)	(11,127)	(8,661)

	(90)	(19)	(40,559)	(32,231)

Deferred Charges
Income tax on temporary additions	-	-	(1,720)	1,632
Social contribution on temporary additions	-	-	(619)	588
Income tax on tax losses	(34)	496	(34)	(7,256)
Social contribution on negative basis (tax loss)	(12)	179	(12)	(2,624)

	(46)	675	(2,385)	(7,660)

	(136)	656	(42,944)	(39,891)

(c) Neutrality for tax purposes related to the initial application of Laws 11,638/07 and 11,941/09

The Company opted for the Transition Tax Regime - RTT, enacted by Law 11,941/09, by means of which, the assessments of corporate income tax (IRPJ), social contribution on net income (CSLL), social contribution tax on gross revenue for social integration program (PIS) and social contribution tax on gross revenue for social security financing (COFINS) for the 2-year period 2008-2009 are still determined under the accounting methods and criteria enacted by Law 6,404/76, effective as of December 31, 2007. Therefore, the deferred income tax and social contribution calculated over adjustments deriving from the adoption of new accounting practices of Laws 11,638/07 and 11,941/09 were recorded in the Company’s financial statements, where applicable. The Company declared said option in the 2009 Corporate Income Tax Return (DIPJ) related to the 2008 calendar year.

8 Cash and Cash Equivalents

		Parent Company		Consolidated

	09/30/09	06/30/09	09/30/09	06/30/09

Cash and banks	23	193	31,750	25,958
Financial investments (i)	73,703	72,951	307,418	257,730

	73,726	73,144	339,168	283,688

(i) Financial investments are indexed to the variation of the Interbank Deposit Certificate (CDI) rate and are represented by Bank Deposit Certificates – CDBs and purchase and sale commitments. Said investments have immediate liquidity and do not suffer principal and earnings losses.

9 Investments

It represents the investment in the direct subsidiary TNL Contax and in the indirect subsidiary TODO BPO, as described below:

		TNL Contax		TODO

	09/30/09	06/30/09	09/30/09	06/30/09

Interest in subsidiaries
(direct and indirect) - %	100%	100%	80%	80%
Number of shares	309,550,225	309,550,225	8,000	8,000
Capital	223,900	223,900	10	10
Shareholders' Equity	308,370	267,958	7,461	8,075

Total investments	308,370	267,958	5,969	6,460

Income (loss) for the period	86,485	46,073	(2,936)	(2,322)

Equity in the earnings of subsidiaries and associated companies	86,485	46,073	(2,349)	(1,857)

10 Property, Plant and Equipment (consolidated)

	6/30/2009	9/30/2009

						Annual
						depreciation
Cost	Initial	Additions	Write-off	Transfers	Final	rates - %

Computer equipment	353,889	7,479	(8,294)	(91)	352,983
Furniture, fixtures and fittings	76,255	1,098	(978)	140	76,515
Facilities on thirdy-party premises (i)	220,525	5,466	-	(2,571)	223,420
Construction in progress	1,763	348	-	(1,250)	861
Buildings	2,709	-	-	-	2,709
Land	831	-	-	-	831
Other assets	36,061	542	(2)	2,986	39,587

	692,033	14,933	(9,274)	(786)	696,906

Accumulated depreciation

Computer equipment (ii)	(253,308)	(11,872)	8,254	670	(256,256)	33.3
Furniture, fixtures and fittings (ii)	(29,182)	(2,480)	862	(245)	(31,045)	12.5
Facilities on thirdy-party premises	(62,483)	(5,661)	-	1,105	(67,039)	10
Buildings	(158)	(26)	-	-	(184)	4
Other assets	(9,957)	(1,002)	(1)	(1,530)	(12,490)	10

	(355,088)	(21,041)	9,115	-	(367,014)

Net property, plant and equipment	336,945	(6,108)	(159)	(786)	329,892

(i) The real estate rental agreements effectiveness varies from 5 up to 8 years. The Company may renew it for the same period.

(ii) The acquired assets’ monthly depreciation rates under the items IT equipment and furniture and fixtures were reviewed due to the reduction of the economic useful life estimate. The evaluation studies to determine the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this type of activity and supported by technical appraisal reports.

Assets acquired through financial leasing agreements as ruled by CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 – leasing operations, were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated a R$7,059 increase in depreciation on September 30, 2009 (R$18,700 on September 30, 2008).

11 Intangible (consolidated)

	06/30/09			09/30/09

					Annual Amortization
	Initial	Additions	Transfers	Final	rates - %

Data processing systems	163,869	4,871	786	169,526

Accumulated amortization	(79,788)	(7,045)	0	(86,833)	20

Net intangible assets	84,081	(2,174)	786	82,693

12 Loans and Financing (consolidated)

Local Currency

					Consolidated

				Financial
Object	Initial	Maturity	Guarantees	charges	09/30/2009	06/30/2009

BNDES (Expansion and
update of operation)	10/2007	09/2013	Bank guarantee	TJLP + 2% p.a	218,183	218,182

Current					41,379	36,848
Noncurrent					176,804	181,334

In August, 2007, TNL Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions.

Said loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT-Company.

In October 2007, the subsidiary disbursed the first tranche, in the amount of R$100,002. In the first half of 2008, the second, third and fourth tranches were disbursed on January 28 and 30 and June 12, 2008, in the amounts of R$40,001 and R$10,001 and R$61,822, respectively. On November 18, 2008, the fifth and last tranche was disbursed in the amount of R$4,904. The tranches totaled R$216,730, as a result of the restated TJLP (long-term interest rate).

The maturity date of the financial charges is quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as from October 15, 2009.

TNL Contax contractually opted for tendering guarantees through sureties from financial institutions, in this case, receivables and restrictive covenants structures are not applicable. Costs related to these sureties totaled on September 30, 2009, R$964(R$1,290 on September 30, 2008).

The financing breakdown in the quarter ended on September 30, 2009 is shown as follows:

		Interests	Financial
Object	6/30/2009	Amortization	charges	9/30/2009

BNDES	218,182	(4,320)	4,321	218,183

Schedule of annual disbursement until the expiration of the agreement.

Principal

2009	13,546
2010	54,182
2011	54,182
2012	54,182
2013	40,638

216,730

13 Leasing (consolidated)

	Amount	Amount Payable

Lessor	of installments	09/30/09	06/30/09

CIT	48	1,690	2,507
Unibanco	48	534	1,376
HP Financial	48	1,323	2,509
	60	6,393	7,309
IBM Leasing	48	47	95
	60	3,166	3,609

		13,153	17,405

Current		9,029	11,859
Non-current		4,124	5,546

TNL Contax has several leasing agreements related to IT equipment and furniture for the maintenance of the Company’s operations. These agreements are recorded at present value in current and non-current liabilities – long-term liabilities.

14 Private debentures (Parent Company)

On November 18, 2008, the Company raised the amount of R$40,000 deriving from the private issuance of debentures, approved at the Board of Directors meeting held on September 30, 2008, as shown below:

				Value on	Annual
	Issue	Type of	Outstanding	Issue	Financial
	Date	Issue	Securities	Date	Charges	04/27/09

1st tranche	11/18/2008	Private	4,000	40,000	TJLP + 2%
Principal						40,000
Interest rate						1,262

						41,262

The debentures were issued in a single tranche and not convertible into shares. The full amortization of principal and interest took place in a lump sum on April 27, 2009;

15 Income and other taxes

	Parent Company				Consolidated

	9/30/2009	6/30/2009		9/30/2009		6/30/2009

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income tax and Social Contribution (i)	99	9	40,573	-	20,585	-
ISS	-	-	11,630	-	12,086	-
PIS and COFINS	-	-	7,211	-	7,145	-
INSS paid by installments (ii)	-	-	768	1,178	768	1,446
Other recoverable taxes	-	-	13	-	9	-

	99	9	60,195	1,178	40,593	1,446

(i) There are advance payments to offset the taxes calculated, in accordance with the amounts recorded under Recoverable Income and Social Contribution Taxes (Note 7 (a)).

(ii) It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, which has been fully transferred to third parties, not affecting TNL Contax’s results, recorded in the item “Other Assets” in the current assets.

16 Provisions for Contingencies and legal obligations under litigation (consolidated)

The Company and its (direct and indirect) subsidiaries are parties involved in tax, civil and labor lawsuits, and others in progress which have been discussing these issues in the administrative and judicial levels, and where applicable, they are supported by court deposits. The Management, based on its legal advisors’ opinion, understands that the applicable legal measures and procedures that have already been taken in each situation are sufficient to cover eventual losses and preserve the Company’s and its subsidiaries’ shareholders’ equity.

(a) TNL Contax showed the following balances of provisions for contingencies and court deposits:

				Provision for
		Court Deposits		contingencies

	09/30/09	06/30/09	09/30/09	06/30/09

Tax contingencies	1,555	1,517	16,530	15,370
Labor contingencies	46,427	41,693	45,576	54,296
Civil contingencies	-	-	606	596

	47,982	43,210	62,712	70,262

(b) The breakdown of provisions during the three-month period ended September 30, 2009 are shown below:

	6/30/2009	Additions	Uses	Reversals	Indexation	9/30/2009

Tax
Tax on services – ISS	2,205	-	-	-	21	2,226
INSS (i)	6,673	-	-	-	66	6,739
PIS/COFINS (ii)	6,492	806	-	-	148	7,446
CSLL (iii)	-	119	-	-	-	119

	15,370	925	-	-	235	16,530

Labor(iv)	54,296	3,979	(923)	(12,934)	1,158	45,576

Civil	596	-	-	-	10	606

	70,262	4,904	(923)	(12,934)	1,403	62,712

(i) TNL Contax’s tax delinquency notice related to INSS contributions amounted to R$20,177, restated until September 30, 2009. Out of this amount, R$6,739 is accrued. Concerning the remaining R$13,438, TNL Contax filed a defense as it disagrees with tax authority’s understanding. According to the Company’s external legal advisors, the provision of this amount is not appropriate, since the chances are possibly successful.

Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, and in payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Welfare Fund) codes of payment table.

(ii) Provisioned amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance appeal relief until decision of bill of review 2007.01.00.017041 -3/DF with the Federal Regional Court of the 1st region.

(iii) It refers to the 2004 negative base of social contribution used to offset the payment of subsequent year’s estimate and not formalizing in PER/Dcomp.

(iv) On September 30, 2009, TNL Contax reviewed analytically all the labor claims that resulted in a reversal of liabilities provision, in the amount of R$11,799, R$7,558 expensed against “Credits Receivable” with Telemar Norte Leste S/A (“Oi Fixa”) and R$4,241 expensed against income.

The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amounted to R$37,231.

According to the services agreement executed between Oi Fixa and TNL Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that company, whose amount was recorded as corresponding entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$8,345.

(c) The Company has contingent tax and civil liabilities in the amounts of R$36,027 and R$5,007, respectively. These amounts are not provisioned due to the fact that the TNL Contax filed a defense and based on the opinion of its external legal advisors who attribute to said lawsuits the probability of loss as possible and remote.

17 Shareholders' Equity

(a) Capital stock and share rights

The subscribed and paid-up capital on September 30, 2009 and June 30, 2009 is R$223,873 represented by 14,942,685 non-par registered book-entry shares, of which 5,772,435 are common shares and 9,170,250 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% of net equity value of shares, prevailing the highest amount between (a) and (b).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b) Capital reserve in share subscription

The capital reserve, in the amount of R$50,000 was recorded and paid-up in November 2004 and amounts to R$19,374 on September 30, 2009, as a result of utilizations resolved at a meeting.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporation Law, this reserve is recorded based on 5% of its net income for the year, until it reaches the limit of 20% of the paid-up capital stock or 30% of the capital stock accrued of capital reserves. The legal reserve may only be used either for increasing capital stock or offsetting accumulated losses.

(d) Statutory reserve

Pursuant to Article 194 of the Brazilian Corporation Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure investments of the Company’s interest, as well as to increase its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

As per resolutions of the Board of Directors, the Statutory Reserve was used in share buyback programs (Note 17 (e)).

(e) Treasury Shares

(i) First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii) Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares are held in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

(iii) Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares are held in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

(vi) Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 861,664 preferred shares and 52,337 common shares, which are held in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares are held in treasury.

					In Reais

	Thousand	Buyback	Average	Maximum	Minimum
	Shares	Price	Price	Price	Price

Preferred Shares

1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59
Share Cancellation	(862)	(36,206)	42.00

Common Shares

1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(604)	3.36

	3,320	10,913	3.29
Reverse Split of Shares (1/120)	166	10,913	65.74
4th Buyback Program	52	2,730	52.50	52.94	51.73
Share Cancellation	(52)	(2,730)	52.50

	166	10,913

	166	10,913

(f) Stock option plan

The Extraordinary General Meeting held on April 16, 2007, approved a stock option plan, whose management is incumbent upon the Management Committee established by the Board of Directors and composed of its members.

The Stock Option Plan initiated in 2007 (“2007 Program”) grants to its beneficiaries, a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 thousand common shares granted within the scope of the 2007 Program. Options may be exercised as of October 1, 2007, in four equal annual tranches.

On September 4, 2009, the Management Committee approved the following changes in the format of 2007 Program, maintaining the conditions already ruled: (a) to adjust the number of options granted to the beneficiaries of the 2007 Program due to the Company share reverse split at the 20:1 ratio, approved by the Extraordinary General Meeting held on October 17, 2007; (b) to adjust the options strike price from R$51.20 to R$45.00; (c) to change the index that adjusts for inflation the options strike price from IGP-M to IPCA to be applied over the strike price of the next annual tranches related to the 2007 Program; (d) to determine the discontinuance of the obligation to allocate a minimum amount of the annual bonus to acquire shares deriving from options whose initial grace period has already elapsed.

The changes outlined above will be applicable as from the second tranche, whether or not the initial grace periods of the corresponding annual tranches have elapsed or not.

In September 2009, R$5,370 were recorded due to the effects of changes in 2007 Program. Expenses referring to the fair value of options granted and recorded in income for the nine-month period ended September 30, 2009, according to the term elapsed for the vesting right to exercise the options stood at R$9,729 (R$8,973 in 3Q09).

The stock options of the Company are qualified to be treated as equity instrument, according to CVM Resolution 562/08, which approved the Technical Pronouncement CPC 10 – Share-Based Payment (“CPC-10”).

Fair value of options was recalculated on September 4 2009, date of the abovementioned changes, using the Black & Scholes option pricing model, pursuant to Paragraph 27 of CPC 10, and considered the following weighted average assumptions:

		Lots 2, 3 and
	1st Lot	4 Weighted

Strike price (R$) (*):	51.20	45.00
Market price (R$) (*):	64.00	79.00
Fair value of the options	14.13	37.31
Share price volatility:	19.64%	17.59%
Risk-free rate of return:	11.08%	11.07%
Dividend yield:	1.40%	1.50%

(*) On the plan granting date, in relation to the first lot and on the date the plan is changed to other lots

The remunerations costs of the 2007 Program to be recognized by the 1-year remaining weighted average term amounted to approximately R$816.

On September 30, 2009, only the options referring to the 4th tranche are “non-vested”.

Share market value quoted on the last business day of September 2009 was R$87.00 per share.

Out of the 319,142 outstanding options on September 30, 2009, 166,017 options are exercisable. In 3Q09 no options were exercised.

TODO BPO’s Extraordinary General Meeting held on October 29, 2008 approved the stock option plan to the management, issuing 800 TODO’s new registered common shares, with no par value. Up to date, no options have been granted to managers.

(g) Reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the notice to shareholders, a term of until November 16, 2007 was granted to carry out the adjustments to share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,762 were transferred to shareholders of fractioned shares. The R$16,344 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

(h) Unrealized profit reserve

The unrealized profit reserve, as provided for in the Company’s Bylaws, aims at not distributing the portion of equity accounting financially unrealized as dividends.

As provided for in Articles 197 and 202 of Law 10,303, dated October 31, 2001, the Company allocated the surplus verified between the difference of its minimum mandatory dividend and the divided receivable to the unrealized profit reserve, which amount when realized and if not absorbed by future losses, will be added to the first dividend declared after such realization.

(i) Dividends

The Company’s Bylaws provides for the 25% allocation of net income for the year as minimum mandatory dividends after the necessary adjustments and according to the legal determinations. The Company may also distribute quarterly dividends, provided that the total dividends paid do not exceed the value of its capital reserve.

In the Annual General Meeting held on April 7, 2009 the shareholders approved the proposal regarding the allocation of net income for the year ended on December 31, 2008, which was already included in the financial statements on that date, as follows: (a) allocation of R$4,620 for the legal reserve. (b) distribution of dividends to the Company’s shareholders as of April 30, 2009, in the total gross amount of R$50,000, R$33,374 of which as dividends related to the year ended on December 31, 2008, and R$16,626 through the use of unrealized profits reserves, and (c) allocation of R$54,415 to establish the statutory reserve.

Since January 1, 2009 dividends have been paid according to the Referential Rate (TR).

18 Financial Instruments

(a) Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings and leasing.

Its financial assets must be classified into the following categories: measured by fair value through income (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or not measured by its fair value.

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Cash and cash equivalents were not classified in the category of financial instruments, since they represent high liquid financial assets with an insignificant risk of change in value.

On September 30, 2009 and June 30, 2009, the classification of financial instruments can be summarized as follows:

09/30/2009 and 06/30/2009

Accounts receivable	Measured by the amortized cost method
Suppliers	Measured by the amortized cost method
Loans and financing	Measured by the amortized cost method

(i) Measured by fair value through income (destined for trading)

The financial assets measured at fair value through income are financial assets held for active and usual trading. The assets of this category are classified as current assets. Gains or losses resulting from variations in fair value of financial assets, measured at fair value through income, shall be presented in the statement of income under “financial result” in the period they occurred, unless the instrument has been contracted in connection with other operation. In this case, the variations are recognized under the same item of income affected by said operation. On September 30, 2009, the Company had no financial assets held for active and usual trading.

(ii) Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding twelve months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method.

(iii) Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned with corresponding entry to income for the year. On September 30, 2009, the Company did not have held-to-maturity financial assets.

(iv) Available-for-sale financial assets

The available-for-sale financial assets are non-derivatives which are designated in this category, or which are not classified in any other category. They are included in non-current assets, unless Management intends to divest within twelve months after the balance sheet date. Available-for-sale financial assets are recorded by their fair value. The interest of available-for-sale securities, calculated using the real interest rate method are recognized in the statement of income as financial revenues. The portion corresponding to the variation in the fair value is recorded against shareholders’ equity, in the adjustment to assets valuation account, being realized against income upon its settlement or due to permanent loss. On September 30, 2009, the Company did not have available-for-sale financial assets.

(b) Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information as possible generated by the market and relying very little on information generated by the entity’s Management.

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income – is excluded from equity and recognized in the statement of income.

On September 30, 2009 and June 30, 2009, the book and fair values of the financial instruments are shown as follows:

				09/30/09

		Parent Company		Consolidated

	Book Value	Fair Value	Book Value	Fair Value

Cash and cash equivalents	73,726	73,726	339,168	339,168
Accounts receivable (i)			130,962	130,962
Suppliers (i)	56	56	57,182	57,182

				06/30/09

		Parent Company		Consolidated

	Book Value	Fair Value	Book Value	Fair Value

Cash and cash equivalents	73,144	73,144	283,688	283,688
Accounts receivable (i)			127,849	127,849
Suppliers (i)	59	59	56,559	56,559

(i) As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.

The Company has a loan with BNDES (Note 12), not included in the note above, since this type of financing does not have fair value calculation in Brazil.

(c) Sensitivity analysis to CDI rate variation

The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On September 30, 2009, the Company recorded a net cash of R$73,726 in the parent company and of R$107,832 in the consolidated, represented by cash and cash equivalents, net of loans and financing, leasing.

The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of October 23, 2009, pointed an effective median rate (Top 5) of Selic estimated at 8.75%, a probable scenario for 2009, against the effective rate of 8.65% verified on September 30, 2009.

In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

			Parent Company

		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on September 30, 2009	8.65%	8.65%	8.65%
Net cash (i)	73,726	73,726	73,726
CDI estimated annual rate	8.75%	10.94%	13.13%
Annual effect on net debt:
Decrease	-	-	-
Increase	74	1,686	3,299

			Consolidated

		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on September 30, 2009	8.65%	8.65%	8.65%
Net cash (ii)	107,832	107,832	107,832
CDI estimated annual rate	8.75%	10.94%	13.13%
Annual effect on net cash:
Decrease	-	-	-
Increase	108	2,467	4,825

(i) The net cash considers the amount of R$73,726 related to cash and cash equivalents without reporting debts on September 30, 2009.

(ii) Net Cash considers the amount of R$339,168 related to cash and cash equivalents and R$218,183 related to loans and financing and R$13,153 related to leasing.

(d) Derivatives

On September 30, 2009 and June 30, 2009, the Company did not operate with derivative financial instruments.

(e) Cash and Cash Equivalents

The recorded values are close to the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically revalued.

(f) Financing

On August 23, 2007, TNL Contax signed a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions (Note 12).

On September 30, 2008, the Company’s Board of Directors approved, in compliance with paragraph 1 of Article 59 of Law 6,404/76, the issue of simple debentures not convertible into shares for private subscription, in the amount of R$40,000, and TNL Contax as fully applicant for the debentures.

Debentures were issued in a single series and unsecured guarantee, redeemable within three years, with principal and interest rates at the end of the period and remuneration of long-term interest rate (TJLP) + 2% p.a.

On April 27, 2009, private debentures with TNL Contax were fully settled (Note 14).

(g) Leasing

The subsidiary TNL Contax has several leasing, IT equipment, furniture agreements, whose payments were separated between financial charges and decrease in liabilities, pursuant to Law 11,638/07 (Note 13).

(h) Credit risk

The credit risk is minimized due to the financial size of the companies to which TNL Contax provides services.

Moreover, the Company continuously monitors its receivables, reassessing, whenever necessary, its credit policies with the purpose of mitigating receivables losses. TNL Contax records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

(i) Interest rate risk

Risk of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to liabilities raised on the market. The Company has not been executed derivatives contracts to cover this risk, but it continuously monitors the market interest rates with the purpose of watching the eventual need of contracting these instruments.

19 Related Parties - (consolidated)

The main transactions between related parties may be summarized below:

												9/30/2009

	Oi	Oi	Brasil	Brasil	Oi	Paggo	Paggo	Paggo	Amazônia
	Fixa	Móvel	CAP	Veículos	Internet	Acquirer	Adm. Cartões	Adm. Crédito	Celular	Way TV	BNDES	Total

Assets
Accounts receivable	8,262	1,251	667	1,135	-	-	-	186	-	-	-	11,501

Liabilities
Suppliers	3,323	1,213										4,536
Loans and
Financing (Note 12)											218,183	218,183

	3,323	1,213									218,183	222,719

Revenues
Revenues from services rendered	494,985	267,230	5,149	6,192	2,854	625	(4)	9,756	1,361	4,775		792,923

Costs and expenses
Cost of services rendered	(22,366)	(5,437)										(27,803)
Financial expenses (Note 6)											(13,043)	(13,043)

	(22,366)	(5,437)									(13,043)	(40,846)

												6/30/2009

							Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Administradora	Paggo	Amazônia
	Fixa	Móvel	CAP	Veículos	Internet	Participações	de Cartões	Acquirer	Celular	Way TV	BNDES	Total

Assets
Accounts receivable	16,955	2,033	583	821	-	-	67	1,364	648	153	-	22,624

Liabilities
Suppliers	2,326	682										3,008
Loans and
financing (Note 12)											218,182	218,182

	2,326	682									218,182	221,190

												9/30/2008

							Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Administradora	Paggo	Amazônia
	Fixa	Móvel	CAP	Veículos	Internet	Participações	de Cartões	Acquirer	Celular	Way TV	BNDES	Total

Revenues
Revenues from services rendered	527,651	161,967	3,425	5,408	3,827	(17)	11,073	1,167		4,107		718,608

Costs and expenses
Costs of services rendered	(19,871)	(5,754)										(25,625)
Financial expenses (Note 6)											(10,350)	(10,350)

	(19,871)	(5,754)									(10,350)	(35,975)

01910-0 – CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

(ii) Remuneration of Key Management Personnel

Pursuant to the Brazilian Corporation Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual global compensation. The Board of Directors shall distribute the amount among the Management members.

During the nine-month period ended September 30, 2009 and 2008, the Management compensation (i.e. board members and statutory officers) paid or payable is detailed below:

	09/30/09	09/30/08

Payroll and charges	3,071	2,771
Fees	962	714
Profit sharing	3,150	2,360

	7,183	5,845

In 3Q09 changes occurred in the variable compensation criteria (share-based payment) to the Company’s executives, in relation to that outlined in the Note 26 to the Company’s annual financial statements of March 26, 2009 (Note 18 (f)).

The Company neither has post-employment benefits nor benefits related to the termination of labor agreements or any other long-term benefits for the Management or other employees.

20 Insurance Coverage

The Company and its subsidiaries have a risk management program aiming at minimizing risks, obtaining in the market coverage compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of its operations.

In the nine-month period ended September 30, 2009, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management civil liability	177,810	01.13.2010
Fire of property, plant and equipment	95,628	05.16.2010
Loss of profits	43,282	05.16.2010
General civil liability	10,000	05.16.2010

(i) Maximum limit of guarantee set at US$100 million.

21 Subsequent Events

(a) Share buy-back program

The Company's 5th Share Buy-back Program was approved at the Extraordinary General Meeting held on October 27, 2009 pursuant to CVM Rule 10/80 and further amendments, not decreasing its Capital Stock. Funds for the share acquisition will be raised by using capital and statutory reserves, excluding the amount referring to the treasury shares. The maximum amount of shares to be acquired is 174,999 common shares and 486,250 preferred shares, which represent, respectively, less than 10% of the outstanding common and preferred shares. Said Program will be executed as of the announcement of the Material Fact and extended for 365 days.

(b) Share reverse split and splitting

The following was approved at the Extraordinary General Meeting held on October 27, 2009, (i) the share reverse split, at the 50:1 share ratio, according to the corresponding types and (ii) the concurrent splitting of all shares existing after the reverse split, at the 1:200 share ratio of the same type, pursuant to Article 12 of Law 6,404/76.

The share reverse split and split aims at: (a) adjusting the shareholding structure, thus decreasing the administrative and operating costs for the Company and shareholders; (b) improving the efficiency of records, controls and reporting systems to the Company's shareholders; (c) diminishing the possibilities of errors of information and communication, improving services to the Company's shareholders; and (d) maintain the level of the Company's share price at an attractive trading level, thus allowing for greater liquidity of the Company's share in the market.

The Company will also release a notice to shareholders establishing the terms and procedures to carry out the adjustments to their shareholding, by means of negotiations at BM&FBOVESPA S.A.,

Once elapsed the terms for shareholding adjustments by shareholders, eventual fractions of shares resulting from the reverse split, except for those which are manifestly expressed by the holder's non-participation in the auction, will be reversely split into whole figures and sold in an auction to be held at BM&FBOVESPA S.A., and the amounts resulting from such sale to be available on behalf of respective shareholder, pursuant to the procedures to be disclosed.

22 Authorization to conclude the Quarterly Financial Information

The Company’s Board of Executive Officers and Board of Directors authorized the conclusion of this Quarterly Financial Information on October 27, 2009, which includes subsequent events, occurred up to this date that could impact this Quarterly Financial Information.

* * *

02.01 – CONSOLIDATED BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
1	Total Assets	1,034,390	961,379
1.01	Current Assets	532,828	449,506
1.01.01	Cash and Cash Equivalents	339,168	283,688
1.01.02	Credits	130,962	127,849
1.01.02.01	Clients	130,962	127,849
1.01.02.02	Sundry Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Other	62,698	37,969
1.01.04.01	Deferred and Recoverable Taxes	43,039	24,232
1.01.04.02	Prepaid Expenses	9,396	4,230
1.01.04.03	Goods Destined for Sale	-	-
1.01.04.04	Other Assets	10,263	9,507
1.02	Non-current Assets	501,562	511,873
1.02.01	Long-Term Assets	88,977	90,847
1.02.01.01	Sundry Credits	-	-
1.02.01.02	Credits with Related Persons	-	-
1.02.01.02.01	Direct and Indirect Associated Companies	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Persons	-	-
1.02.01.03	Other	88,977	90,847
1.02.01.03.01	Deferred and Recoverable Taxes	27,697	27,902
1.02.01.03.02	Court Deposits	47,982	43,210
1.02.01.03.03	Receivable Credits	11,969	18,354
1.02.01.03.04	Other Assets	1,329	1,381
1.02.02	Permanent Assets	412,585	421,026
1.02.02.01	Investments	-	-
1.02.02.01.01	In Direct/Indirect Associated Companies	-	-
1.02.02.01.02	In Subsidiaries	-	-
1.02.02.01.03	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	329,892	336,945
1.02.02.03	Intangible Assets	82,693	84,081
1.02.02.04	Deferred Charges	-	-

02.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
2	Total Liabilities	1,034,390	961,379
2.01	Current Liabilities	401,662	355,918
2.01.01	Loans and Financing	50,408	48,707
2.01.01.01	Loans in Domestic Currency	41,379	36,848
2.01.01.02	Leasing	9,029	11,859
2.01.02	Debentures	-	-
2.01.03	Suppliers	57,182	56,559
2.01.04	Taxes, Fees and Contributions	60,195	40,593
2.01.04.01	Deferred and Payable Taxes	60,195	40,593
2.01.05	Dividends Payable	2,193	2,199
2.01.06	Provisions	-	-
2.01.07	Debts with Related Parties	-	-
2.01.08	Other	231,684	207,860
2.01.08.01	Payroll, Charges and Employee Benefits	229,472	206,695
2.01.08.03	Other Liabilities	2,212	1,165
2.02	Non-current Liabilities	261,162	274,948
2.02.01	Long-term Liabilities	261,162	274,948
2.02.01.01	Loans and Financing	180,928	186,880
2.02.01.01.01	Loans in Domestic Currency	176,804	181,334
2.02.01.01.02	Leasing	4,124	5,546
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	62,712	70,262
2.02.01.04	Debts with Related Parties	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Other	17,522	17,806
2.02.01.06.01	Onlending to Shareholders	16,344	16,360
2.02.01.06.02	Taxes Payable	1,178	1,446
2.03	Deferred Income	-	-
2.04	Minority Interest	1,492	1,615
2.05	Shareholders' Equity	370,074	328,898
2.05.01	Paid-Up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	19,374	10,402
2.05.02.01	Capital Reserves	9,312	9,312
2.05.02.02	Equity Instruments due to Share-Based Payment	10,062	1,090
2.05.03	Revaluation Reserve	-	-
2.05.04	Profit Reserves	60,627	60,627
2.05.04.01	Legal	15,465	15,465
2.05.04.02	Statutory	45,162	45,162
2.05.04.02.01	Statutory	55,535	55,535
2.05.04.02.02	Treasury Shares	(10,373)	(10,373)
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Profit	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Assets Valuation Adjustment	-	-
2.05.06	Retained Earnings	66,200	33,996
2.05.07	Advance for Future Capital Increase	-	-

03.01 – CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 -07/01/2009 to 09/30/2008	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.01	Gross Revenue From Sales and/or Services	586,323	1,703,692	501,666	1,371,804
3.02	Gross Revenue Deductions	(43,994)	(127,472)	(36,856)	(101,327)
3.03	Net Revenue From Sales and/or Services	542,329	1,576,220	464,810	1,270,477
3.04	Cost of Goods and/or Services Sold	(439,178)	(1,311,860)	(381,933)	(1,067,565)
3.05	Gross Income	103,151	264,360	82,877	202,912
3.06	Operating Expenses/Revenues	(51,926)	(144,719)	(40,755)	(97,868)
3.06.01	Selling	(6,033)	(21,143)	(11,723)	(20,891)
3.06.02	General and Administrative	(40,609)	(102,599)	(24,457)	(62,019)
3.06.03	Financial	(4,256)	(12,021)	1,480	(1,471)
3.06.03.01	Financial Income	5,128	18,464	10,150	22,234
3.06.03.02	Financial Expenses	(9,384)	(30,485)	(8,670)	(23,705)
3.06.04	Other Operating Revenues	2,071	8,338	1,945	5,278
3.06.05	Other Operating Expenses	(3,099)	(17,294)	(8,000)	(18,765)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	-	-	-	-
3.07	Operating Income	51,225	119,641	42,122	105,044
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	51,225	119,641	42,122	105,044
3.10	Provision for Income Tax and Social Contribution	(19,988)	(40,559)	(16,249)	(32,231)
3.11	Deferred Income Tax	844	(2,385)	(896)	(7,660)
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Own Capital	-	-	-	-
3.14	Minority Interest	123	587	-	-
3.15	Income for the Period	32,204	77,284	24,977	65,153
	Number of Shares, Ex-Treasury (Thousand)	14,777	14,777	14,777	14,777
	Earnings per Share	2.17933	5.23002	1.69025	4.40908

04.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
4.01	Net Cash from Operating Activities	84,110	166,275	96,611	176,858
4.01.01	Cash Generated in the Operations	70,394	185,311	62,063	161,252
4.01.01.01	Net Income	32,204	77,284	24,977	65,153
4.01.01.02	Depreciation and Amortization	28,161	85,187	28,132	74,266
4.01.01.04	(Gain)/Loss on Sale of Fixed Assets	146	1,105	2	114
4.01.01.05	Contingencies and Other Provisions	1,877	10,208	7,966	13,788
4.01.01.06	Equity Instrument due to Share-Based Payment	8,973	9,729	90	271
4.01.01.07	Deferred Income Tax and Social Contribution	(844)	2,385	896	7,660
4.01.01.08	Minority Interest	(123)	(587)	-	-
4.01.02	Variations in Assets and Liabilities	14,337	(17,007)	35,261	16,610
4.01.02.01	(Increase)/ Decrease in Accounts Receivable	(6,156)	(34,913)	(7,961)	(22,446)
4.01.02.02	(Increase)/Decrease in Prepaid Expenses	(5,166)	(5,500)	(275)	(1,243)
4.01.02.03	Increase/(Decrease) in Deferred Taxes	(17,401)	10,739	(12,561)	(4,788)
4.01.02.04	Increase/(Decrease) in Other Assets	(704)	(5,793)	(1,973)	(7,504)
4.01.02.05	Increase/(Decrease) in Payroll and Charges	22,777	47,547	21,181	47,327
4.01.02.06	Increase/(Decrease) in Suppliers	624	(19,663)	3,260	(18,774)
4.01.02.07	Increase/(Decrease) in Taxes Payable	19,333	(9,165)	16,112	7,713
4.01.02.08	Increase/(Decrease) in Other Liabilities	1,030	(259)	17,478	16,325
4.01.03	Other	(621)	(2,029)	(713)	(1,004)
4.01.03.01	Financial Charges	(621)	(2,029)	(713)	(1,004)
4.02	Net Cash from Investment Activities	(24,372)	(120,870)	(41,943)	(110,646)
4.02.01	Sale of Fixed Assets	13	21	72	122
4.02.02	Purchase of Fixed Assets	(19,878)	(109,631)	(36,843)	(98,287)
4.02.03	Court Deposits	(4,507)	(11,260)	(5,172)	(12,481)
4.03	Net Cash from Financing Activities	(4,258)	(62,165)	(43,363)	46,217
4.03.01	Increase/(Decrease) in Capital	-	-	-	-
4.03.02	Leasing Payment	(4,252)	(12,818)	(4,425)	(13,936)
4.03.03	Short-Term Loans	-	-	-	-
4.03.04	Long-Term Loans	-	-	-	111,905
4.03.05	Distribution of Dividends	(6)	(49,347)	(3)	(12,817)
4.03.06	Share Buyback	-	-	(38,935)	(38,935)
4.04	Exchange Variation on Cash and Cash Equivalents	-	-	-	-
4.05	Increase (Decrease) in Cash and Cash Equivalents	55,480	(16,760)	11,305	112,429
4.05.01	Opening Balance of Cash and Cash Equivalents	283,688	355,928	341,434	240,310
4.05.02	Closing Balance of Cash and Cash Equivalents	339,168	339,168	352,739	352,739

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 ITEM	– 2 – NATURE OF SUBSIDIARY/AFFILIATE	3 – CNPJ (Corporate Taxpayer’s ID)	4 CLASSIFICATION	5 – INTEREST IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS’ EQUITY - %
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER		8 – NUMBER OF SHARES HELD IN PREVIOUS QUARTER

01	TNL CONTAX S.A.	02.757.614/0001-48	Closely-Held Corporation	100.00	100.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY			309,550	309,550

02	TODO BPO E SOLUÇÕES EM TECNOLOGIA S.A.	10.451.982/0001-91	Closely-Held Corporation	80.00	80.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY			10	10

SUBSIDIARY

CORPORATE NAME
TNL CONTAX S.A.

18.01 – DIRECT SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 -07/01/2009 to 09/30/2008	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.01	Gross Revenue From Sales and/or Services	586,323	1,703,692	501,666	1,371,804
3.02	Gross Revenue Deductions	(43,994)	(127,472)	(36,856)	(101,327)
3.03	Net Revenue From Sales and/or Services	542,329	1,576,220	464,810	1,270,477
3.04	Cost of Goods and/or Services Sold	(439,178)	(1,311,860)	(381,933)	(1,067,565)
3.05	Gross Income	103,151	264,360	82,877	202,912
3.06	Operating Expenses/Revenues	(43,975)	(135,654)	(39,687)	(95,631)
3.06.01	Selling	(6,033)	(21,143)	(11,723)	(20,891)
3.06.02	General and Administrative	(30,951)	(90,566)	(23,695)	(59,857)
3.06.03	Financial	(5,970)	(15,050)	1,783	(1,483)
3.06.03.01	Financial Income	5,108	15,789	9,964	21,671
3.06.03.02	Financial Expenses	(11,078)	(30,839)	(8,181)	(23,154)
3.06.04	Other Operating Revenues	2,071	8,338	1,945	5,278
3.06.05	Other Operating Expenses	(3,092)	(17,233)	(7,997)	(18,678)
3.06.06	Equity In the Earnings of Subsidiaries and Associated Companies	-	-	-	-
3.07	Operating Income	59,176	128,706	43,190	107,281
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues	-	-		-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxation/Interest	59,176	128,706	43,190	107,281
3.10	Provision for Income Tax and Social Contribution	(19,898)	(40,469)	(16,230)	(32,212)
3.11	Deferred Income Tax	1,011	(2,339)	(1,221)	(8,335)
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal Of Interest On Own Capital	-	-	-	-
3.14	Minority Interest	123	587	-	-
3.15	Income for the Period	40,412	86,485	25,739	66,734
	Number of Shares, Ex-Treasury (Thousand)	309,550	309,550	309,550	309,550
	Earnings per Share	0.13055	0.27939	0.08315	0.21558

SUBSIDIARY

CORPORATE NAME
TODO BPO E SOLUÇOES EM TECNOLOGIA S.A.

18.02 – INDIRECT SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2009 TO 09/30/2009	4 - 01/01/2009 to 09/30/2009
3.01	Gross Revenue From Sales and/or Services	19,992	34,541
3.02	Gross Revenue Deductions	(1,330)	(2,297)
3.03	Net Revenue From Sales and/or Services	18,662	32,244
3.04	Cost of Goods and/or Services Sold	(17,250)	(28,834)
3.05	Gross Income	1,412	3,410
3.06	Operating Expenses/Revenues	(2,005)	(6,346)
3.06.01	Selling	-	-
3.06.02	General and Administrative	(2,026)	(6,415)
3.06.03	Financial	39	134
3.06.03.01	Financial Income	59	166
3.06.03.02	Financial Expenses	(20)	(32)
3.06.04	Other Operating Revenues	-	-
3.06.05	Other Operating Expenses	(39)	(65)
3.06.06	Equity In the Earnings of Subsidiaries and Associated Companies	-	-
3.07	Operating Income	(614)	(2,936)
3.08	Non-Operating Income	-	-
3.08.01	Revenues	-	-
3.08.02	Expenses	-	-
3.09	Income Before Taxation/Interest	(614)	(2,936)
3.10	Provision for Income Tax and Social Contribution	-	-
3.11	Deferred Income Tax	-	-
3.12	Statutory Interest/Contributions	-	-
3.12.01	Interest	-	-
3.12.02	Contributions	-	-
3.13	Reversal Of Interest On Ow n Capital	-	-
3.14	Minority Interest	-	-
3.15	Loss for the Period	(614)	(2,936)
	Number of Shares, Ex-Treasury (Thousand)	10	10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.